PROXY STATEMENT/ PROSPECTUS SUPPLEMENT

November 14, 2002

To the shareholders of Big Foot Financial Corp.:

      On July 19, 2002, Big Foot Financial Corp. entered into an Agreement and Plan of Reorganization with Midwest Banc Holdings, Inc., which provides that Midwest will acquire Big Foot by causing Big Foot to merge into Midwest. Upon the consummation of the merger, Big Foot shareholders will receive 1.104 shares of Midwest common stock for each share of Big Foot common stock they own.

      The merger is subject, among other conditions, to the approval of the Big Foot shareholders at its annual meeting to be held on December 9, 2002. If the merger is approved by the shareholders of Big Foot, the companies anticipate that the merger will be completed on or about January 3, 2003.

      You recently received a proxy statement/prospectus, dated October 23, 2002, providing details about the proposed merger. This document is intended to supplement the proxy statement/prospectus.

      On November 1, 2002, Midwest entered into an agreement and plan of reorganization with CoVest Bancshares, Inc., a bank holding company headquartered in Des Plaines, Illinois, which provides for the acquisition by Midwest of CoVest. Pursuant to that agreement, CoVest will merge with and into Midwest and shareholders of CoVest will receive shares of Midwest common stock and cash in exchange for their shares of CoVest common stock. Furthermore, on October 29, 2002, Midwest raised $15.0 million, before expenses and underwriting discounts, in connection with the sale of trust preferred securities. These trust preferred securities mature on October 29, 2032, and have an aggregate liquidation preference of $15.0 million.

      The CoVest acquisition is subject to customary conditions to consummation, including prior approval by the Board of Governors of the Federal Reserve System and the Illinois Office of Banks and Real Estate, as well as by the CoVest shareholders at a special meeting of shareholders to be called for that purpose, and is expected to close late in the first quarter of 2003. The CoVest merger may also be subject to the approval of the shareholders of Midwest at a special meeting to be called for that purpose. The shareholders of Midwest may also be asked to approve an amendment to Midwest’s restated certificate of incorporation increasing the number of authorized shares of common stock from 24.0 million to 34.0 million at this special meeting.

      The shareholders of Big Foot are not required to vote on the CoVest merger or the amendment to Midwest’s restated certificates of incorporation. The annual meeting of Big Foot shareholders is still scheduled to be held at 2:00 p.m. on December 9, 2002, at the same time and location as previously announced, at the Crowne Plaza Chicago North Shore, located at 510 East Route 83, Mundelein, Illinois.

      The consummation of the Big Foot merger is not subject to the completion of the CoVest merger. Conversely, the consummation of the CoVest merger is not subject to the completion of the Big Foot merger. The approval of the amendment to Midwest’s restated certificate of incorporation by Midwest’s shareholders is not necessary to consummate either the Big Foot merger or the CoVest merger.

      This supplement will discuss the proposed merger of Midwest and CoVest and how it will impact the decision before you, as Big Foot shareholders, regarding your vote on the merger between Midwest and Big Foot.

      As of the date of this supplement and after a review of the terms of Midwest’s proposed merger with CoVest, your Board of Directors continues to believe the merger between Midwest and Big Foot to be in the best interests of our shareholders and continues to unanimously support the merger. Hovde Financial, LLC, the investment banking firm retained by Big Foot, after reviewing the terms of the proposed transaction between Midwest and CoVest, reaffirmed its opinion that the consideration to be received by Big Foot shareholders for their shares of Big Foot common stock was fair to the Big Foot shareholders from a financial point of view.

      As of November 11, 2002, we had received proxies from holders of approximately 754,420 of the outstanding shares of Big Foot common stock, and approximately 753,234 of the outstanding shares had been voted in favor of the Agreement and Plan of Reorganization. The approval of the Agreement and Plan of Reorganization requires the affirmative vote of at least two-thirds of all of the outstanding shares of Big Foot common stock (or 1,006,113 shares).

      We enclose a new proxy card concerning the merger between Midwest and Big Foot and other matters to be considered at our annual meeting. If you have already completed and returned the proxy card we sent to you with the October 23, 2002 proxy statement/prospectus and you do not wish to change your vote on the merger or the other matters to be considered at the annual meeting, you do not need to do anything. Your previously submitted proxy card will be voted as you have directed.

      If, however, you wish to change your vote on the merger between Big Foot and Midwest or the other matters under consideration, please complete the enclosed proxy card and return it to us promptly. If you have not yet voted on the proposal to approve the Agreement and Plan of Reorganization or the other matters to be considered at our annual meeting and wish to do so at the present time, you may complete either the earlier proxy card or the enclosed proxy card and return it in the accompanying postage-paid envelope. If you attend the annual meeting in person, you may revoke your proxy at the meeting and vote in person.

      We encourage you to read this entire document carefully. For more information about the merger between Big Foot and Midwest, please review the October 23, 2002 proxy statement/prospectus that we previously sent to you and the Agreement and Plan of Reorganization attached as Annex A to that document.

      On behalf of the Board of Directors, I thank you for your support and urge you to vote “For” approval of the Agreement and Plan of Reorganization.

Sincerely,

Timothy L. McCue
President and Chief Executive
Officer

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the shares to be issued under the October 23, 2002 proxy statement/prospectus and this supplement or passed upon the adequacy or accuracy of such proxy statement/prospectus and this supplement. Any representation to the contrary is a criminal offense.

      The shares of Midwest common stock to be issued to the Big Foot shareholders are not savings accounts, deposits or other obligations of any bank or savings association and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency. Midwest common stock is subject to investment risks, including loss of value.

ii

Sources of Additional Information

      The October 23, 2002 proxy statement/prospectus and this supplement incorporate important business and financial information about Midwest, Big Foot and CoVest that is not included in or delivered with this document. You can obtain this information upon written or oral request, without charge, excluding exhibits (other than those that are specifically incorporated by reference into the documents that you request). Any request for documents should be made by November 27, 2002 to ensure timely delivery.

      Requests for documents should be directed to:

Midwest Banc Holdings, Inc. 501 West North Avenue Melrose Park, Illinois 60160 Attn: Chief Financial Officer (708) 865-1053

Big Foot Financial Corp. 1190 RFD Long Grove, Illinois 60047-7304 Attn: Chief Financial Officer (847) 634-2100

      For additional information regarding where you can find information about Midwest and Big Foot, see “Where You Can Find More Information” beginning on page 88 of the October 23, 2002 proxy statement/ prospectus.

      The date of this supplement to the October 23, 2002 proxy statement/ prospectus is November 14, 2002, and it was first mailed to Big Foot shareholders on November 14, 2002.

Questions and Answers About This Supplement	1
Important	3
The Annual Meeting of the Shareholders of Big Foot	3
Recommendation of the Big Foot Board of Directors	3
Proposed Merger Between Midwest and CoVest	4
Risk Factors	7
Cautionary Statement Regarding Forward-Looking Statements	7
Unaudited Pro Forma Combined Condensed Consolidated Financial Information	9

iii

Questions and Answers About This Supplement
Important
The Annual Meeting of the Shareholders of Big Foot
Recommendation of the Big Foot Board of Directors
Proposed Merger Between Midwest and CoVest
Risk Factors
Cautionary Statement Regarding Forward-Looking Statements
Unaudited Pro Forma Combined Condensed Consolidated Financial Information
Unaudited Pro Forma Combined Condensed Consolidated Balance Sheet
Unaudited Pro Forma Combined Condensed Consolidated Income Statement

Questions and Answers About This Supplement

Q:  Why did I receive this supplement?

A:	After we mailed the October 23, 2002 proxy statement/ prospectus, Midwest and CoVest entered into an agreement and plan of reorganization on November 1, 2002. If the proposed merger between Midwest and Big Foot is completed, you will receive shares of Midwest common stock and become a shareholder of Midwest, unless you had properly exercised your dissenters’ rights. Because the Midwest/ CoVest merger, if completed, would change the size and scope of Midwest and its business operations, we have determined it is important to provide you certain information concerning the merger between Midwest and CoVest to help you make an informed decision on how to vote on the proposal to approve the Agreement and Plan of Reorganization between Midwest and Big Foot at the Big Foot annual meeting. You should read this supplement in conjunction with the October 23, 2002 proxy statement/ prospectus.

Throughout this supplement, we will refer to the pending merger between Midwest and Big Foot as the “merger” and the related agreement and plan of reorganization as the “merger agreement.” We will refer to the proposed merger between Midwest and CoVest as the “CoVest merger” and the agreement for that transaction as the “CoVest merger agreement.”

Q:	Have the terms of the proposed merger between Midwest and Big Foot changed?

A:	No. The terms of the merger agreement remain the same. For a description of the terms of the merger agreement and other information relating to the merger, please see the October 23, 2002 proxy statement/ prospectus previously sent to you.

Q:	Could you tell me more about the proposed CoVest merger?

A:	The CoVest merger agreement provides for a merger of CoVest with and into Midwest, with Midwest continuing as the surviving corporation. If the CoVest merger is completed, each issued and outstanding share of CoVest common stock (other than shares for which dissenters’ rights have properly been exercised) will be converted into 0.925 of a share of Midwest common stock, $10.25 cash and cash in lieu of fractional shares, if any. The parties intend that this stock and cash-for-stock merger will be accounted for as a purchase and qualify as a tax-free reorganization at the corporate level. Following the CoVest merger, CoVest Banc, National Association, a national banking association and wholly owned subsidiary of CoVest, will merge with and into Midwest Bank and Trust Company, a wholly owned subsidiary of Midwest, with Midwest Bank being the continuing bank. For further details concerning the key terms of the proposed CoVest merger, please see “Proposed Merger between Midwest and CoVest.”

Because the Big Foot annual meeting will precede the CoVest merger, if you vote to approve the merger agreement you must be willing to accept an ownership interest in Midwest without regard to whether the CoVest merger will be successfully completed.

Q:	Has the Board of Directors of Big Foot changed its recommendation concerning the merger?

A:	No. At a meeting held on October 31, 2002, your Board of Directors considered the terms of the proposed CoVest merger and its effect on the merger. At this meeting, following the reaffirmation of the fairness opinion by Hovde, the Big Foot Board of Directors unanimously confirmed its recommendation that the Big Foot shareholders vote “For” the merger agreement. For further details, please see “Recommendation of the Big Foot Board of Directors.”

Q:	At the Big Foot annual meeting, are we going to be asked to vote on the proposed CoVest merger?

A:	No. Big Foot is holding the annual meeting so that you can consider and vote upon the merger between Midwest and Big Foot, the election of certain directors and the ratification of the appointment of Big Foot’s accountants. You will not vote on the CoVest merger at the annual meeting. At some time in the future, Midwest shareholders may be requested to consider and vote upon the CoVest merger. Depending on the timing of the closing of the merger in relation to the record date for the special meeting of shareholders of Midwest to be called for the purpose of approving the CoVest merger, you may or may not be able to vote on the CoVest merger as a shareholder of Midwest.

Q:	Must I return another proxy card?

A:	No. After you have carefully read this supplement, you do not need to do anything if you have already returned your proxy card and do not wish to change your vote on the merger or on the other matters to be considered at the annual meeting. If, however, you have not yet voted on the merger and you wish to vote now, or if you wish to change your vote on the merger or on any of the other matters to be considered at the annual meeting, please indicate on the enclosed proxy card how you want your shares to be voted, then sign, date and mail it in the accompanying postage-paid envelope as soon as possible, so that your shares may be represented and voted at the annual meeting. If you sign and send in your proxy and do not indicate how you want to vote, your proxy will be counted as a vote “For” the proposals listed on the proxy card.

Q:	Can I change my vote after I have mailed my signed proxy card?

A:	Yes. There are three ways for you to revoke your proxy and change your vote. First, you may send a later-dated, signed proxy card before the annual meeting. Second, you may attend the annual meeting in person and vote. Third, you may revoke your proxy by filing a written revocation of the proxy with the Secretary of Big Foot at its principal executive offices prior to the annual meeting. If you have instructed a broker to vote your shares, you must follow directions received from your broker to change your vote.

Q:	I am a Big Foot employee and I hold my shares in the Big Foot ESOP or the Fairfield Savings Bank Profit Sharing and Savings Plan (or both). Can I change my vote?

A:	Yes. Each participant in the ESOP and the Fairfield Savings Bank Profit Sharing and Savings Plan will receive information concerning the procedures for changing your vote if you desire to do so.

Q:	Has the Big Foot financial advisor changed its recommendation concerning the merger?

A:	No. Big Foot has retained the services of Hovde Financial, LLC. Hovde delivered its opinion, dated July 18, 2002, to the Board of Directors of Big Foot that, subject to certain assumptions, limitations and qualifications stated therein, the consideration to be received by Big Foot shareholders pursuant to the merger agreement was fair to Big Foot shareholders from a financial point of view. This opinion was updated by Hovde on October 23, 2002, and is included as Annex B to the October 23, 2002 proxy statement/ prospectus. At the October 31, 2002 meeting of the Big Foot Board of Directors, Hovde advised the Board that it had reviewed the terms of the CoVest merger and that its October 23, 2002 opinion had not changed.

      Hovde has been paid $85,000 in connection with advisory services and the fairness opinion. In addition, Hovde will receive a fee, contingent upon the completion of the merger, for advising Big Foot regarding the merger. As of the close of business on November 11, 2002, this fee would have been approximately $478,000. Stephen E. Nelson, a Big Foot Board member, serves as Senior Vice President and Partner of Hovde.

      Hovde has acted as the financial advisor to Midwest in connection with the CoVest merger. Hovde will receive a fee contingent upon the completion of the CoVest merger. As of the close of business on November 11, 2002, this fee would have been approximately $250,000. As of the date of this supplement, Hovde has not received any payment for the fairness opinion and financial advisory services rendered to Midwest in connection with the CoVest merger.

      The Big Foot Board of Directors was aware of Hovde’s relationship with Midwest prior to October 31, 2002 when Hovde advised the Big Foot Board that Hovde had reviewed the terms of the CoVest merger and that Hovde’s October 23, 2002 opinion had not changed. For further details, please see “Recommendation of the Big Foot Board of Directors.”

Important

      For a more comprehensive description of the terms of the merger agreement, the merger and related transactions, we refer you to our discussion of these matters contained in the October 23, 2002 proxy statement/prospectus, and a copy of the merger agreement attached to that document as Annex A. You should read this supplement in conjunction with these documents.

The Annual Meeting of the Shareholders of Big Foot

      As previously described in the October 23, 2002 notice of an annual meeting, Big Foot will hold its annual meeting of shareholders on December 9, 2002 at 2:00 p.m., local time, at the Crowne Plaza Chicago North Shore, 510 East Route 83, Mundelein, Illinois 60060. The date, time and location of the annual meeting has not been changed. At the annual meeting, you will vote upon a proposal to approve the merger agreement. You will also be asked to vote on the election of Stephen E. Nelson and Timothy L. McCue to serve as directors of Big Foot and the ratification of the appointment of KPMG LLP as independent public accountants for Big Foot.

      You may also vote upon a proposal to adjourn or postpone the annual meeting for the purpose of, among other things, allowing additional time for the solicitation of proxies to approve the merger agreement.

      As before, only holders of record of Big Foot common stock at the close of business on October 14, 2002, which is the record date for the annual meeting, will be entitled to vote at the annual meeting and any further adjournments of the meeting. You have one vote per share on any matter that may properly come before the annual meeting.

      The presence in person or by proxy of the holders of a majority of the shares of Big Foot common stock outstanding on the record date will constitute a quorum for the transaction of business at the annual meeting. Big Foot will count abstentions and broker non-votes for purposes of establishing the presence of a quorum at the annual meeting.

      The approval of the merger agreement requires the affirmative vote of the holders of two-thirds (2/3) of the shares of Big Foot common stock outstanding on the record date. This means that a failure to vote “For” the merger agreement would have the same effect as a vote against it. Likewise, because broker non-votes and abstentions are not affirmative votes, they will have the effect of a vote against the proposal to approve the merger agreement. The election of Big Foot’s directors and the ratification of the appointment of KPMG LLP each require the vote of the holders of a plurality of the shares of Big Foot common stock represented at the annual meeting and entitled to vote thereon.

      Big Foot will count the vote of all proxies received by it since the mailing of the proxy materials dated October 23, 2002, if those proxies are not validly revoked. As of November 11, 2002, Big Foot had received proxies from holders of approximately 754,420 of the outstanding shares of Big Foot common stock and approximately 753,234 of the outstanding shares had been voted in favor of the merger agreement.

Recommendation of the Big Foot Board of Directors

      At the July 18, 2002 meeting of the Board of Directors of Big Foot, the Board unanimously approved and adopted the merger agreement and the transactions contemplated by it. On October 31, 2002, the Board of Directors of Big Foot held a special meeting to consider the CoVest merger. At the invitation of the Board, Brad A. Luecke, President and Chief Executive Officer of Midwest, and Daniel R. Kadolph, Chief Financial Officer of Midwest, attended this Board meeting to present the proposed terms and reasons for the CoVest merger. The Board of Directors discussed the impact, including any potential adverse effects, of the CoVest merger on the Big Foot merger with Midwest, with the participation of Vedder Price Kaufman & Kammholz, counsel to Big Foot, and Hovde, its financial advisor. After considering the information, the Board of Directors voted unanimously to continue its recommendation that shareholders of Big Foot vote “For” approval of the merger agreement. The Board of Directors continues to believe that the merger is fair to and in your best interests as Big Foot shareholders.

      Hovde has delivered to the Big Foot Board of Directors its opinion that, based upon and subject to the various considerations set forth in its written opinion dated July 18, 2002, and updated on October 23, 2002, the exchange ratio in the merger agreement is fair from a financial point of view to the holders of Big Foot common stock as of such date.

      Representatives of Hovde met with the Board of Directors of Big Foot at its October 31, 2002 special meeting. At this meeting, Hovde advised the Big Foot Board of Directors that Hovde had reviewed the terms of the CoVest merger and that Hovde’s October 23, 2002 opinion had not changed.

      The full text of the opinion of Hovde, dated July 18, 2002 and updated on October 23, 2002, which describes the procedures followed, assumptions made, matters considered and limitations on the review undertaken, is included in the October 23, 2002 proxy statement/prospectus as Annex B. Big Foot shareholders should read this opinion in its entirety. Hovde’s opinion is directed only to the fairness, from a financial point of view, of the exchange ratio, and does not constitute a recommendation to any Big Foot shareholder as to how the shareholder should vote at the Big Foot annual meeting. The summary of the opinion of Hovde set forth in the October 23, 2002 proxy statement/ prospectus is qualified in its entirety by reference to the full text of the opinion.

      Hovde, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bidding, secondary distributions of listed and unlisted securities, private placements and valuations of estate, corporate and other purposes. Hovde is familiar with Big Foot, having acted as its financial advisor in connection with, and having participated in the negotiations leading to, the merger agreement. In the course of its daily trading activities, investment funds controlled by an affiliate (as such term is defined in Regulation 12G-2 promulgated under the Securities Exchange Act of 1934, as amended) of Hovde and their affiliates may from time to time effect transactions and hold securities of Big Foot and Midwest. As of November 4, 2002, Hovde-affiliated entities owned 24,750 shares of Midwest common stock and no shares of Big Foot common stock. In addition, Stephen E. Nelson, a Big Foot Board member, serves as Senior Vice President and Partner of Hovde.

      Hovde will receive a fee contingent upon the completion of the merger, for advising Big Foot regarding the merger. As of the close of business on November 11, 2002, this fee would have been approximately $478,000. Hovde has been paid $85,000 to date for the fairness opinion and financial advisory services.

      Hovde has acted as the financial advisor to Midwest in connection with the CoVest merger. Hovde will receive a fee contingent upon the completion of the CoVest merger. As of the close of business on November 11, 2002, this fee would have been approximately $250,000. Hovde has not received any payment to date for the fairness opinion and financial advisory services rendered to Midwest in connection with the CoVest merger.

      The Big Foot Board of Directors was aware of Hovde’s relationship with Midwest prior to October 31, 2002 when Hovde advised the Big Foot Board that Hovde had reviewed the terms of the CoVest merger and that Hovde’s October 23, 2002 opinion had not changed.

      Because the Big Foot annual meeting will precede the CoVest merger, if you vote to approve the merger agreement you must be willing to accept an ownership interest in Midwest without regard to whether the CoVest merger will be successfully completed.

      The common stock of each of Midwest, Big Foot and CoVest is traded under the Nasdaq Stock Market under the symbols “MBHI,” “BFFC” and “COVB,” respectively.

Proposed Merger Between Midwest and CoVest

      The following summary of the CoVest merger agreement is necessarily incomplete and is qualified in its entirety by reference to copies of the CoVest merger agreement filed as an exhibit to a Current Report on Form 8-K, dated November 1, 2002, filed by Midwest with the Securities and Exchange Commission on November 4, 2002. We encourage you to read this agreement in its entirety. Please see “Where You Can Find

More Information” beginning on page 88 in the October 23, 2002 proxy statement/ prospectus for directions on how to obtain the CoVest merger agreement from the Securities and Exchange Commission or Midwest.

      On November 1, 2002, Midwest and CoVest, a Delaware corporation, entered into the CoVest merger agreement. CoVest, a bank holding company registered under the Bank Holding Company Act, conducts its principal activities through its wholly owned national banking subsidiary, CoVest Banc. CoVest Banc engages in a full-service wholesale and retail banking business from its three branches located in Des Plaines, Schaumburg and Arlington Heights, Illinois. At September 30, 2002, CoVest had approximately $600.5 million in total assets, $462.9 million in total deposits, $510.8 million in total net loans and shareholders’ equity of $47.5 million. Information about CoVest contained in this paragraph was obtained from reports filed by CoVest with the Securities and Exchange Commission.

      Under the CoVest merger agreement, Midwest and CoVest will merge, with Midwest being the surviving corporation. Following that merger, Midwest intends to merge CoVest Banc and Midwest Bank, with Midwest Bank being the continuing bank.

      Shareholders of CoVest will receive 0.925 of a share of Midwest common stock and $10.25 cash for each share of CoVest common stock they own, or a total of approximately 3.22 million shares of Midwest common stock and $35.681 million of cash. In addition, Midwest has agreed to cash out all of the unexercised CoVest stock options at an approximate cost of $9.0 million. Based on a closing price of Midwest common stock of $18.38, as reported on the Nasdaq on November 4, 2002, and including the options to be cashed out, the transaction is valued at approximately $103.9 million. CoVest will be able to terminate the CoVest merger agreement in the event the common stock of Midwest underperforms a peer group of bank holding companies by more than 17.5%, subject to certain provisions.

      If the merger between Midwest and Big Foot is completed, shareholders of Big Foot would own approximately 1.655 million shares of Midwest common stock, or approximately 9.3% of the then issued and outstanding shares of Midwest common stock. However, upon completion of the CoVest merger and assuming that there is no change in the ownership of Midwest common stock by former shareholders of Big Foot, those former shareholders would own approximately 7.9% of the then issued and outstanding shares of Midwest common stock; shareholders of CoVest would own approximately 15.3% of such shares.

      The CoVest merger, which has been unanimously approved by the respective Boards of Directors of Midwest and CoVest, is subject to the approval by CoVest’s shareholders and, if necessary, by Midwest’s shareholders and by banking regulators. The parties are working to close the CoVest merger late in the first quarter of 2003, assuming that all of the conditions to closing are satisfied. Midwest and CoVest intend that the CoVest merger be accounted for as a purchase and qualify as a tax-free reorganization at the corporate level.

      The CoVest shareholders will be asked to vote on the CoVest merger at a special meeting. The CoVest merger must be approved by the holders of a majority of the issued and outstanding shares of common stock of CoVest.

      In connection with the execution of the CoVest merger agreement, each director and executive officer of CoVest has executed an agreement to vote all of the shares of CoVest common stock which he is entitled to vote, in favor of the approval of the CoVest merger agreement and the related merger. According to CoVest, its directors and executive officers collectively owned approximately 780,961 shares of CoVest, or approximately 19% of the issued and outstanding shares of CoVest common stock, as of November 4, 2002.

      Midwest shareholders may be asked to vote on the CoVest merger at a special meeting. Midwest shareholders may also be asked to vote on an amendment to the restated certificate of incorporation of Midwest increasing the number of authorized shares of Midwest common stock from 24.0 million to 34.0 million. The CoVest merger and the amendment to Midwest’s restated certificate of incorporation, if voted upon, must be approved by persons holding a majority of the issued and outstanding common stock of Midwest.

      In connection with the execution of the CoVest merger agreement, each director and executive officer of Midwest has executed an agreement to vote all of the shares of Midwest common stock which he is entitled to vote, in favor of the approval of the CoVest merger agreement and the related merger and the amendment to Midwest’s restated certification of incorporation. The directors and executive officers of Midwest collectively owned approximately 6,860,200 shares Midwest common stock, or approximately 42.5% of the issued and outstanding shares of Midwest common stock, as of November 4, 2002.

      The consummation of the Big Foot merger is not subject to the completion of the CoVest merger. Conversely, the consummation of the CoVest merger is not subject to the completion of the Big Foot merger. The approval of the amendment to Midwest’s restated certificate of incorporation by Midwest’s shareholders is not necessary to consummate either the Big Foot merger or the CoVest merger.

      If the CoVest merger agreement is terminated by Midwest because CoVest solicits a takeover proposal (as defined in CoVest merger agreement) or due to the decision of CoVest’s Board of Directors to provide information at the request of or enter into negotiations with a third party with respect to an unsolicited takeover proposal or to pursue a takeover proposal made by a third party and prior thereto or within 18 months after termination:

•	CoVest shall have entered into an agreement amounting to a takeover proposal or arising in connection with a takeover proposal, or a takeover proposal shall have occurred, or

•	The Board of Directors of CoVest shall have authorized or approved a takeover proposal or shall have publicly announced an intention to authorize or approve or shall have recommended that the shareholders of CoVest approve or accept any takeover proposal, then CoVest will be obligated pay Midwest a termination fee equal to $5,000,000.

Risk Factors

      By voting in favor of the merger, you will be choosing to invest in the combined company’s common stock to the extent you receive Midwest common stock in exchange for your shares of Big Foot common stock. In addition to the other information included in the October 23, 2002 proxy statement/prospectus and this supplement, including the matters addressed in “Cautionary Statement Regarding Forward-Looking Statements” (below and beginning on page 17 of the October 23, 2002 proxy statement/prospectus), you should carefully consider the matters described below in determining whether to approve the merger agreement.

      If Midwest is unable to successfully integrate its business with CoVest, Midwest’s business and earnings may be negatively affected.

      Successful integration of CoVest will depend primarily on Midwest’s ability to consolidate operations, systems and procedures and to eliminate redundancies and costs. We cannot assure you that we will be able to integrate CoVest’s operations without encountering difficulties including, without limitation, the loss of key employees and customers, the disruption of our ongoing businesses or possible inconsistencies in standards, controls, procedures and policies. Estimated cost savings are projected to come from various areas that we identified through our due diligence and integration planning process. If we have difficulties with any of these integrations, we might not achieve the economic benefits expected from the acquisition of CoVest and this would likely hurt our business and its earnings. In addition, we may experience greater than expected costs or difficulties relating to the integration of CoVest, and/or may not realize expected cost savings from this acquisition within the expected time frame.

Cautionary Statement Regarding Forward-Looking Statements

      The October 23, 2002 proxy statement/ prospectus and this supplement contain and incorporate by reference certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 about the financial condition, results of operations and business of Midwest, Big Foot and CoVest. These statements may include statements regarding projected performance of Midwest for the period following the completion of the mergers. You can find many of these statements by looking for words such as “believes”, “expects”, “anticipates”, “estimates”, “intends”, “will”, “plans” or similar words or expressions. These forward-looking statements involve substantial risks and uncertainties. The sections of the October 23, 2002 proxy statement/ prospectus and this supplement which contain certain forward-looking statements, include but are not limited to “Questions and Answers About The Merger”; “Questions and Answers About This Supplement”; “Summary”; “Risk Factors”; “Description of The Merger”; “Proposed Merger Between Midwest and CoVest Banc”; and “Unaudited Pro Forma Combined Condensed Consolidated Financial Information”. Some of the factors that may cause actual results to differ materially from those contemplated by such forward-looking statements include, but are not limited to those identified under “Risk Factors” above and in the October 23, 2002 proxy statement/ prospectus as well as the following:

•	combining the businesses of Midwest, Big Foot and CoVest may cost more than we expect;

•	unexpected delays or difficulties in obtaining regulatory approvals for the mergers;

•	increases in competitive pressure among financial institutions;

•	general economic conditions, either nationally or locally in areas in which Big Foot, CoVest and Midwest conduct their operations, or conditions in securities markets may be less favorable than Midwest currently anticipates;

•	expected cost savings from the mergers may not be fully realized or realized within the expected time frame;

•	inflation or deflation;

•	legislation or regulatory changes may adversely affect the ability of the combined company to conduct, or the accounting for, business combinations and new operations;

•	integrating the business of Big Foot and CoVest may be more difficult than Midwest expects;

•	Midwest’s revenues after the mergers may be lower than it expects;

•	Midwest may lose more business or customers after the mergers than it expects, or Midwest’s operating costs may be higher than it expects;

•	changes in the interest rate environment may reduce interest margins;

•	legislation or regulatory changes may adversely affect our ability to conduct our business; or

•	the effects of terrorist attacks in the U.S. or abroad or other events affecting world peace or international commerce.

      Because forward-looking statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such statements, Big Foot shareholders are cautioned not to place undue reliance on such statements, which speak only as of the date of the October 23, 2002 proxy statement/ prospectus or this supplement.

      Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. The future results and shareholder values of Midwest following completion of the mergers may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine these results and values are beyond the ability of Midwest, Big Foot or CoVest to control or predict. For those statements, Midwest, Big Foot and CoVest claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

      All subsequent written and oral forward-looking statements attributable to Midwest, Big Foot or CoVest or any person acting on their behalf are in their entirety by the cautionary statements contained or referred to in this section. Neither Midwest, Big Foot nor CoVest undertakes any obligation to release publicly any revisions to such forward-looking statements to reflect events or circumstances after the date of this supplement or to reflect the occurrence of unanticipated events.

Unaudited Pro Forma Combined Condensed Consolidated
Financial Information

      The following tables present financial data at and for the nine months September 30, 2002 and for the year ended December 31, 2001 for Midwest after giving effect to the completion of:

•	the proposed acquisitions of Big Foot and CoVest;

•	the issuance of trust preferred securities on October 29, 2002, as described in Note 10 of the unaudited pro forma combined condensed consolidated financial information;

•	the pro forma financial data gives effect to the fact each of the acquisitions will be accounted for as a purchase in accordance with accounting principles generally accepted in the United States of America. Under the purchase method of accounting, the tangible and identified intangible assets and liabilities of Big Foot and CoVest will be recorded at estimated fair values at the time each acquisition is consummated. The excess of the purchase price over the net tangible and identifiable intangible assets will be recorded as goodwill. The adjustments necessary to record tangible and identifiable intangible assets and liabilities at their fair value will be amortized to income and expense over the estimated remaining lives of the related assets and liabilities. Goodwill will not be amortized. Instead, goodwill will be reviewed for impairment at least annually. If the carrying amount of goodwill exceeds its estimated fair value, an impairment loss will be recognized in an amount equal to that excess.

•	the unaudited pro forma combined condensed consolidated financial statements combine the historical condensed consolidated financial statements of Midwest, Big Foot and CoVest giving effect to the acquisition as if it had been effective on September 30, 2002 with respect to the unaudited pro forma combined condensed consolidated balance sheet, and as of the beginning of the periods indicated with respect to the unaudited pro forma combined condensed consolidated statements of earnings.

      The fiscal year of Big Foot is different than that of Midwest and CoVest. Upon consummation of the merger, the fiscal year end of Midwest will be the fiscal year end of the combined entity. The information for the year ended December 31, 2001 is derived from:

•	Big Foot’s unaudited consolidated financial statements as of and for the twelve months ended December 31, 2001, which were prepared by management using the unaudited consolidated financial statements of Big Foot;

•	Midwest’s audited consolidated financial statements as of and for the twelve months ended December 31, 2001, including the related notes, which are incorporated by reference in the October 23, 2002 proxy statement/prospectus; and

•	CoVest’s audited consolidated financial statements as of and for the twelve months ended December 31, 2001, including the related notes, which are not incorporated by reference or included in the October 23, 2002 proxy statement/ prospectus or this supplement.

      You should read Midwest’s unaudited pro forma combined condensed consolidated statement of earnings for the year ended December 31, 2001 in conjunction with the historical consolidated financial statements, and related notes thereto, described above that have been incorporated by reference into the October 23, 2002 proxy statement/prospectus.

      The information as of and for the nine months ended September 30, 2002 is derived from:

•	Midwest’s unaudited consolidated financial statements as of and for the nine months ended September 30, 2002, including the related notes, which are incorporated by reference in the October 23, 2002 proxy statement/prospectus;

•	Big Foot’s unaudited consolidated financial statements as of and for the nine months ended September 30, 2002, which were prepared by management using the unaudited consolidated financial statements of Big Foot; and

•	CoVest’s unaudited consolidated financial statements as of and for the nine months ended September 30, 2002, including the related notes, which are not incorporated by reference or included in the October 23, 2002 proxy statement/prospectus or this supplement.

      You should read Midwest’s unaudited pro forma combined condensed consolidated financial statements as of and for the nine months ended September 30, 2002 in conjunction with the historical financial statements, and related notes thereto, described above that have been incorporated by reference into the October 23, 2002 proxy statement/prospectus.

      The effect of the estimated merger and reorganization costs expected to be incurred in connection with the proposed acquisitions of Big Foot and CoVest have been reflected in the unaudited pro forma combined condensed consolidated balance sheet. Midwest also anticipates that the acquisitions will provide the combined company with certain future financial benefits that include reduced operating expenses and opportunities to earn more revenue. However, Midwest does not reflect any of these anticipated cost savings or benefits in the pro forma financial information. Therefore, the pro forma financial information, while helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not attempt to predict or suggest future results. The pro forma financial information also does not attempt to show how the combined company would actually have performed had the companies been combined throughout the periods presented. Midwest has included in the pro forma consolidated condensed financial statements all the adjustments, consisting of only normal recurring adjustments, necessary for a fair statement of results of the historical periods.

      Given the information regarding the proposed acquisitions of Big Foot and CoVest, the actual consolidated condensed financial position and results of operations will differ, perhaps significantly, from the pro forma amounts reflected herein because, among other reasons:

•	assumptions used in preparing the pro forma financial data may be revised in the future due to changes in values of assets, including finalization of the calculation of a core deposit intangible, appraisal of property and equipment, and changes in operating results between the dates of the unaudited pro forma financial data and the date on which the respective acquisition takes place; and

•	adjustments may need to be made to the unaudited historical financial data upon which such pro forma data are based.

Unaudited Pro Forma Combined Condensed Consolidated Balance Sheet
As of September 30, 2002

							Pro Forma
	Midwest Banc	Big Foot	Pro Forma	Midwest with	CoVest	Pro Forma	Midwest,
	Holdings, Inc.	Financial Corp.	Big Foot	Big Foot	Bancshares, Inc.	CoVest	Big Foot and
	Historical	Historical	Adjustments	Pro Forma	Historical	Adjustments	CoVest

	(in thousands, except per share data)
Assets:
Cash and due from banks	$72,148	$10,885	$(1,224)	$81,809	$11,304	$(20,515)	$72,598
Securities available-for-sale	537,321	12,581	—	549,902	53,302	—	603,204
Securities held-to-maturity	115,813	6,970	157	122,940	—	—	122,940
Loans	1,133,282	169,471	1,600	1,304,353	517,638	1,800	1,823,791
Allowance for loan losses	(11,150)	(300)	—	(11,450)	(6,851)	—	(18,301)

Net loans	1,122,132	169,171	1,600	1,292,903	510,787	1,800	1,805,490
Cash value of life insurance	20,256	—	—	20,256	—	—	20,256
Premises and equipment (net)	18,619	3,759	7,000	29,378	9,035	2,000	40,413
Other real estate	225	—	—	225	731	—	956
Goodwill and core deposit	4,548	—	3,890	8,438	1,184	67,090	76,712
Other assets	22,341	5,347	—	27,688	14,127	—	41,815

Total Assets	$1,913,403	$208,713	$11,423	$2,133,539	$600,470	$50,375	$2,784,384

Liabilities and Stockholders’ Equity:
Liabilities:
Non-interest bearing deposits	$131,507	$6,840	$—	$138,347	$33,098	$—	$171,445
Interest bearing deposits	1,222,489	124,885	333	1,347,707	429,844	2,500	1,780,051

Total deposits	1,353,996	131,725	333	1,486,054	462,942	2,500	1,951,496
Federal funds purchased and securities sold under agreements to repurchase	138,227	—	—	138,227	30,888	8,700	177,815
Advances from Federal Home Loan Bank	237,500	42,000	862	280,362	44,000	1,890	326,252
Junior subordinated debt	20,000	—	—	20,000	—	15,000	35,000
Notes payable	11,300	—	—	11,300	—	—	11,300
Due to broker	10,715	—	—	10,715	—	—	10,715
Other liabilities	21,764	5,517	9,286	36,567	15,153	10,588	62,308

Total liabilities	$1,793,502	$179,242	$10,481	$1,983,225	$552,983	$38,678	$2,574,886
Stockholders’ Equity:
Preferred stock	$—	$—	$—	$—	$—	$—	$—
Common stock	114	25	(9)	130	44	32	206
Surplus	29,392	24,558	5,839	59,789	18,326	40,782	118,897
Retained earnings	91,493	18,508	(18,508)	91,493	45,520	(45,520)	91,493
Unearned ESOP and RRP shares	—	(1,135)	1,135	—	(1,450)	1,450	—
Accumulated other comprehensive				—		—	—
Income	7,552	693	(693)	7,552	782	(782)	7,552
Treasury stock, at cost	(8,650)	(13,178)	13,178	(8,650)	(15,735)	15,735	(8,650)

Total Stockholders’ Equity	119,901	29,471	942	150,314	47,487	11,697	209,498

Total Liabilities and Stockholders Equity	$1,913,403	$208,713	$11,423	$2,133,539	$600,470	$50,375	$2,784,384

Shares outstanding	16,164	1,509	—	17,819	3,481	—	21,039

Book value per share	$7.42	$19.53	$—	$8.44	$13.64	$—	$9.96

See accompanying notes to unaudited pro forma combined condensed consolidated financial information.

Unaudited Pro Forma Combined Condensed Consolidated Income Statement

For the nine months ended September 30, 2002

	Midwest						Pro Forma
	Banc	Big Foot	Pro Forma	Midwest with	CoVest	Pro Forma	Midwest,
	Holdings, Inc.	Financial Corp.	Big Foot	Big Foot	Bancshares, Inc.	CoVest	Big Foot
	Historical	Historical	Adjustments	Pro Forma	Historical	Adjustments	and CoVest

	(in thousands, except per share data)
Interest Income
Loans	$55,880	$8,880	$(240)	$64,520	$25,396	$(270)	$89,646
Securities			—	—		—	—
Taxable	27,765	1,265	(29)	29,001	1,599	—	30,600
Exempt from federal income taxes	1,808	—	—	1,808	181	—	1,989
Federal funds sold and other short-term investments	112	166	—	278	467	—	745

Total interest income	85,565	10,311	(269)	95,607	27,643	(270)	122,980
Interest Expense
Deposits	25,730	2,745	(250)	28,225	9,499	(1,875)	35,849
Advances from Federal Home Loan Bank	9,921	2,094	(129)	11,886	2,112	(284)	13,714
Notes Payable	168	—	—	168	—	—	168
Federal funds purchased and securities sold under agreements to repurchase	3,215	—	—	3,215	202	82	3,499
Junior subordinated debt	958	—	—	958	—	593	1,551

Total interest expense	39,992	4,839	(379)	44,452	11,813	(1,484)	54,781

Net interest income	45,573	5,472	110	51,155	15,830	1,214	68,199
Provision for loan losses	2,592	—	—	2,592	853	—	3,445

Net interest income after provision for loan losses	42,981	5,472	110	48,563	14,977	1,214	64,754
Other Income
Service charges on deposits	4,198	224	—	4,422	915	—	5,337
Net gain on securities transactions	1,392	98	—	1,490	113	—	1,603
Net trading account profits	348	—	—	348	—	—	348
Option income	989	—	—	989	—	—	989
Mortgage banking fees	440	—	—	440	473	—	913
Insurance and brokerage commissions	988	—	—	988	47	—	1,035
Trust income	430	—	—	430	—	—	430
Increase in cash surrender value of life insurance	702	—	—	702	—	—	702
Other income	503	98	—	601	2,087	—	2,688

Total other income	9,990	420	—	10,410	3,635	—	14,045
Other Expenses
Salaries and employee benefits	15,470	2,502	—	17,972	5,848	—	23,820
Occupancy and equipment	3,584	828	75	4,487	1,458	50	5,995
Professional services	1,982	546	—	2,528	808	—	3,336
Marketing	601	—	—	601	622	—	1,223
Other expenses	3,390	627	293	4,310	1,982	1,019	7,311

Total other expenses	25,027	4,503	368	29,898	10,718	1,069	41,685

Income before income taxes	27,944	1,389	(258)	29,075	7,894	145	37,114
Provision for income taxes	8,864	508	(102)	9,270	2,893	58	12,221

Net income	$19,080	$881	$(156)	$19,805	$5,001	$87	$24,893

Basic earnings per share	$1.18	$0.62	$—	$1.12	$1.46	$—	$1.19

Diluted earnings per share	$1.16	$0.61	$—	$1.09	$1.39	$—	$1.16

Average Shares Outstanding
Basic	16,160	1,415	—	17,722	3,429	—	20,894

Diluted	16,636	1,436	—	18,221	3,590	—	21,393

See accompanying notes to unaudited pro forma combined condensed consolidated financial information.

Unaudited Pro Forma Combined Condensed Consolidated Income Statement

For the Year Ended December 31, 2001

							Pro Forma
	Midwest Banc	Big Foot	Pro Forma	Midwest with	CoVest	Pro Forma	Midwest,
	Holdings, Inc.	Financial Corp.	Big Foot	Big Foot Pro	Bancshares, Inc.	CoVest	Big Foot
	Historical	Historical	Adjustments	Forma	Historical	Adjustments	and CoVest

	(in thousands, except per share data)
Interest Income
Loans	$76,429	$11,993	$(320)	$88,102	$39,335	$(360)	$127,077
Securities			—	—		—	—
Taxable	34,920	2,189	(39)	37,070	2,275	—	39,345
Exempt from federal income taxes	1,508	—	—	1,508	322	—	1,830
Trading account securities	25	—	—	25	—	—	25
Federal funds sold and other short-term investments	250	253	—	503	911	—	1,414

Total interest income	113,132	14,435	(359)	127,208	42,843	(360)	169,691
Interest Expense
Deposits	47,519	4,918	(333)	52,104	19,210	(2,500)	68,814
Advances from Federal Home Loan Bank	13,528	3,234	(172)	16,590	3,123	(378)	19,335
Notes Payable	397	—	—	397	—	—	397
Federal funds purchased and securities sold under agreements to repurchase	2,221	—	—	2,221	512	109	2,842
Junior subordinated debt	2,000	—	—	2,000	—	791	2,791

Total interest expense	65,665	8,152	(505)	73,312	22,845	(1,978)	94,179

Net interest income	47,467	6,283	146	53,896	19,998	1,618	75,512
Provision for loan losses	2,220	—	—	2,220	1,602	—	3,822

Net interest income after provision for loan losses	45,247	6,283	146	51,676	18,396	1,618	71,690
Other Income
Service charges on deposits	5,013	298	—	5,311	1,216	—	6,527
Net gains/(losses) on securities transactions	2,761	181	—	2,942	(35)	—	2,907
Net trading account profits	899	—	—	899	—	—	899
Option income	508	—	—	508	—	—	508
Litigation Settlement	—	523	—	523	—	—	523
Mortgage banking fees	605	—	—	605	—	—	605
Insurance and brokerage commissions	795	—	—	795	91	—	886
Trust income	628	—	—	628	—	—	628
Increase in cash surrender value of life insurance	937	—	—	937	—	—	937
Other income	656	53	—	709	2,973	—	3,682

Total other income	12,802	1,055	—	13,857	4,245	—	18,102
Other Expenses
Salaries and employee benefits	18,770	2,948	—	21,718	7,430	—	29,148
Occupancy and equipment	5,067	1,109	100	6,276	1,926	67	8,269
Professional services	2,144	980	—	3,124	1,004	—	4,128
Marketing	848	—	—	848	808	—	1,656
Other expenses	4,634	757	391	5,782	2,413	1,359	9,554

Total other expenses	31,463	5,794	491	37,748	13,581	1,426	52,755

Income before income taxes	26,586	1,544	(345)	27,785	9,060	192	37,037
Provision for income taxes	8,704	476	(137)	9,043	3,291	76	12,410

Net income	$17,882	$1,068	$(208)	$18,742	$5,769	$116	$24,627

Basic earnings per share	$1.11	$0.72	$—	$1.06	$1.54	$—	$1.16

Diluted earnings per share	$1.09	$0.72	$—	$1.04	$1.50	$—	$1.15

Average Shares Outstanding
Basic	16,102	1,477	—	17,735	3,737	—	21,192

Diluted	16,330	1,478	—	17,962	3,849	—	21,419

See accompanying notes to unaudited pro forma combined condensed consolidated financial information.

Notes to Unaudited Pro Forma Combined

Condensed Consolidated Financial Information

Note 1:     Basis of Presentation of Big Foot and CoVest Acquisition

      The unaudited pro forma combined condensed consolidated financial information has been prepared assuming the acquisitions will be accounted for under the purchase method of accounting. The unaudited pro forma combined condensed consolidated statements of earnings for the nine months ended September 30, 2002 and for the year ended December 31, 2001 are presented as if the Big Foot and CoVest acquisitions occurred at the beginning of the respective periods. The unaudited pro forma combined condensed consolidated balance sheet as of September 30, 2002 is presented as if the Big Foot and CoVest acquisitions occurred as of that date. This information is not intended to reflect the actual results that would have been achieved had Big Foot and the CoVest acquisitions actually occurred on those dates.

      Certain historical data of Big Foot and CoVest have been reclassified on a pro forma basis to conform to Midwest’s classifications and period ends.

Note 2:     Purchase Price and Funding of Big Foot

      Pursuant to the merger agreement between Midwest and Big Foot, each Big Foot shareholder will have the right to receive for each share of Big Foot common stock issued and outstanding immediately prior to the merger 1.104 share of Midwest common stock. These shares are expected to be newly issued.

      Based on a share price of $18.38 for Midwest’s common stock on November 4, 2002, the estimated total consideration to be paid in connection with the Big Foot acquisition is $31.6 million — which will be in the form of Midwest common stock.

Note 3:     Allocation of Purchase Price of Big Foot

      Under purchase accounting, Big Foot’s assets and liabilities and any identifiable intangible assets are required to be adjusted to their estimated fair values. The estimated fair values have been determined by Midwest based upon available information. Midwest cannot be sure that such estimated values represent the fair value that would ultimately be determined as of the acquisition date. The following are the pro forma adjustments made to record the transaction and to adjust Big Foot’s assets and liabilities to their estimated fair values at September 30, 2002.

Purchase Price of Big Foot: (in thousands)
Market value (as of market close on November 4, 2002) of Midwest common stock to be issued	$30,413
Cash issued in exchange for stock options	1,224
Cost of acquisition incurred by Midwest	355

$31,992

Historical net assets of Big Foot	$29,471
Accrual of Big Foot, after tax merger related charges	(3,968)

      Fair market value adjustments as of September 30, 2002:

Securities	$157
Loans	1,600
Premises and equipment	7,000
Goodwill	765
Core deposit intangible	3,125
Deposits	(333)
Federal Home Loan Bank Advances	(862)
Liability for underfunded defined benefit plan	(1,200)
Deferred taxes on purchase accounting adjustments	(3,763)

$31,992

      All of the other asset and liability categories are either variable rate or short-term in nature and fair market value adjustments were considered to be immaterial to the financial presentation.

      The purchase price adjustments are subject to further refinement, including the determination of a core deposit intangible and its life for amortization purposes. For pro forma presentation purposes only, Midwest has included an estimated core deposit intangible calculated as 4.5% percent of deposits. In accordance with Statement of Financial Accounting Standards No 141, “Business Combinations” and No. 142, “Goodwill and Other Intangible Assets,” goodwill and intangible assets with indefinite lives are not amortized for acquisitions initiated after June 30, 2001; therefore, no goodwill amortization is presented in the pro forma financial statements. However, the core deposit intangible will be amortized over its estimated useful life and recorded as a charge to operations.

Note 4:     Merger Costs of Big Foot

      The table below reflects Midwest’s current estimate, for purposes of pro forma presentation, of the aggregate estimated merger costs of $5.0 million (net of $2.6 million of taxes, computed using the combined federal and state tax rate of 39.67%) expected to be incurred in connection with the acquisition. While a portion of these costs may be required to be recognized over time, the current estimate of these costs has been recorded in the pro forma combined costs, primarily comprised of anticipated cash charges, include the following (in thousands):

Employee costs (severance and retention costs)	$4,160
Conversion costs	400
Liability for underfunded defined benefit plan	1,200
Other costs	800

Deductible merger costs	6,560
Tax benefits	2,603

Deductible merger costs, net of tax benefits	3,957
Investment banking and other professional fees	1,090

Total merger costs, net of tax benefits	$5,047

      Midwest’s cost estimates are forward-looking. While the costs represent Midwest’s current estimate of merger costs associated with the acquisition that will be incurred, the ultimate level and timing of recognition of these costs will be based on the final integration in connection with consummation of the merger. Readers are cautioned that the completion of this integration and other actions that may be taken in connection with the Big Foot acquisition will impact these estimates. The type and amount of actual costs incurred could vary materially from these estimates if future developments differ from the underlying assumptions used by management in determining the current estimate of these costs. For additional factors that may cause actual results to differ, please see “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 7.

Note 5:     Pro Forma Condensed Combined Statement of Income Adjustments

      For purposes of determining the pro forma effect of the Big Foot acquisition on the statement of income, the following pro forma adjustments have been made as if the acquisition occurred as of January 1 with respect to each period: (in thousands)

	Nine Months Ended	Year Ended
	September 30, 2002	December 31, 2001

Yield adjustment for income on securities held to Maturity	$(29)	$(39)
Yield adjustment for interest income on loans	(240)	(320)
Amortization of core deposit intangible	(293)	(391)
Amortization of premises and equipment	(75)	(100)
Yield adjustment for interest expense on deposits	250	333
Yield adjustment for interest expense on advances	129	172

	(258)	(345)
Tax benefits of pro forma adjustments	102	137

	$(156)	$(208)

      The following assumptions were used for purposes of determining the pro forma effect of the Big Foot acquisition on the statement of income. In accordance with Financial Accounting Standards No. 142, goodwill and Other Intangible Assets, goodwill will not be amortized, but will be reviewed for impairment at least annually.

	Weighted Average	Method of
	Remaining Term/	Amortization, Accretion
	Useful Life	or Depreciation

Securities held to maturity	4 years	Straight Line
Loans	5 years	Straight Line
Core deposit	8 years	Straight Line
Premises	30 years	Straight Line
Deposits	1 year	Straight Line
Advances	5 years	Straight Line

Note 6:     Purchase Price and Funding of CoVest

      Pursuant to the CoVest merger agreement between Midwest and CoVest, each CoVest shareholder will have the right to receive for each share of CoVest common stock issued and outstanding immediately prior to the merger 0.925 of a share of Midwest common stock and $10.25 cash. The shares are expected to be newly issued.

      Based on a share price of $18.38 for Midwest’s common stock on November 4, 2002, the estimated total consideration to be paid in connection with the CoVest acquisition is $103.9 million — which will be in the form of Midwest common stock and cash.

Note 7:     Allocation of Purchase Price of CoVest

      Under purchase accounting, CoVest’s assets and liabilities and any identifiable intangible assets are required to be adjusted to their estimated fair values. The estimated fair values have been determined by Midwest based upon available information. Midwest cannot be sure that such estimated values represent the fair value that would ultimately be determined as of the acquisition date. The following are the pro forma adjustments made to record the transaction and to adjust CoVest’s assets and liabilities to their estimated fair values at September 30, 2002.

Purchase Price of CoVest: (in thousands)
Market value (as of market close on November 4, 2002) of Midwest common stock to be issued	$59,184
Cash issued in exchange for stock options	44,215
Cost of acquisition incurred by Midwest	500

$103,899

Historical net assets of CoVest	$47,487
Accrual of CoVest, after tax merger related charges	$(6,000)

                         Fair market value adjustments as of September 30, 2002:

Loans	$1,800
Premises and equipment	2,000
Goodwill	56,221
Core deposit intangible	10,869
Deposits	(2,500)
Federal Home Loan Bank Advances	(1,890)
Deferred taxes on purchase accounting adjustments	(4,088)

$103,899

      All of the other asset and liability categories are either variable rate or short-term in nature and fair market value adjustments were considered to be immaterial to the financial presentation. The pro forma adjustments to cash and due from banks includes proceeds from the issuance of $15 million of trust preferred securities and $8.7 million of federal funds purchased, offset by $44.2 million of cash issued in exchange for CoVest common stock and stock options.

      The purchase price adjustments are subject to further refinement, including the determination of a core deposit intangible and its life for amortization purposes. For pro forma presentation purposes only, Midwest has included an estimated core deposit intangible calculated as 4.5% percent of deposits. In accordance with Statement of Financial Accounting Standards No 141, “Business Combinations” and No. 142, “Goodwill and Other Intangible Assets,” goodwill and intangible assets with indefinite lives are not amortized for acquisitions initiated after June 30, 2001; therefore, no goodwill amortization is presented in the pro forma financial statements. However, the core deposit intangible will be amortized over its estimated useful life and recorded as a charge to operations.

Note 8:     Merger Costs of CoVest

      The table below reflects Midwest’s current estimate, for purposes of pro forma presentation, of the aggregate estimated merger costs of $6.0 million (net of $3.3 million of taxes, computed using the combined federal and state tax rate of 39.67%) expected to be incurred in connection with the acquisition. While a portion of these costs may be required to be recognized over time, the current estimate of these costs has been recorded in the pro forma combined costs, primarily comprised of anticipated cash charges, include the following (in thousands):

Employee costs (severance and retention costs)	$4,000
Conversion costs	1,400
Other costs	2,900

Deductible merger costs	8,300
Tax benefits	3,300

Deductible merger costs, net of tax benefits	5,000
Investment banking and other professional fees	1,000

Total merger costs, net of tax benefits	$6,000

      Midwest’s cost estimates are forward-looking. While the costs represent Midwest’s current estimate of merger costs associated with the acquisition that will be incurred, the ultimate level and timing of recognition of these costs will be based on the final integration in connection with consummation of the merger. Readers are cautioned that the completion of this integration and other actions that may be taken in connection with the CoVest acquisition will impact these estimates. The type and amount of actual costs incurred could vary materially from these estimates if future developments differ from the underlying assumptions used by management in determining the current estimate of these costs. For additional factors that may cause actual results to differ, please see “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 7.

Note 9:     Pro Forma Condensed Combined Statement of Income Adjustments

      For purposes of determining the pro forma effect of the CoVest acquisition on the statement of income, the following pro forma adjustments have been made as if the acquisition occurred as of January 1 with respect to each period (in thousands):

	Nine months Ended	Year Ended
	September 30, 2002	December 31, 2001

Yield adjustment for interest income on loans	(270)	(360)
Amortization of core deposit intangible	(1,019)	(1,359)
Amortization of premises and equipment	(50)	(67)
Yield adjustment for interest expense on deposits	1,875	2,500
Yield adjustment for interest expense on advances	284	378
Assumed interest expense on issuance of trust preferred securities	(593)	(791)
Assumed interest expense on federal funds purchased	(82)	(109)
Tax benefits of pro forma adjustments	(58)	(76)

	$87	$116

      The following assumptions were used for purposes of determining the pro forma effect of the CoVest acquisition on the statement of income. In accordance with Financial Accounting Standards No. 142, goodwill and Other Intangible Assets, goodwill will not be amortized, but will be reviewed for impairment at least annually.

	Weighted Average	Method of
	Remaining Term/	Amortization, Accretion
	Useful Life	or Depreciation

Securities held to maturity	4 years	Straight Line
Loans	5 years	Straight Line
Core deposit	8 years	Straight Line
Premises	30 years	Straight Line
Deposits	1 year	Straight Line
Advances	5 years	Straight Line

      Note 10:     Trust Preferred Securities.

      Midwest has established, MBHI Capital Trust II, a Delaware statutory business trust, as a financing subsidiary of Midwest for the purpose of offering $15.0 million in trust preferred securities in a “Pooled Trust Preferred Offering”. These trust preferred securities were priced at the 3 Month LIBOR plus 345 basis points. Concurrent with this, Midwest issued $15.0 million of junior subordinated debentures. The junior subordinated debentures will mature on October 29, 2032. Midwest received the net proceeds from this offering on October 29, 2002. These proceeds will be used for general corporate matters including capital contributions to its subsidiary banks and repayment of current borrowings. Debt issuance costs related to the offering will be capitalized and will be amortized over the estimated life of the junior subordinated debentures.